SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated August 29, 2024.

Buenos Aires, August 29, 2024

Gentlemen

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Present

Ref: YPF S.A. - Offer to Purchase

Our highest consideration:

We are hereby writing to you in order to comply with the requirements of the Argentine Securities Commission and the corresponding rules of ByMA and MAE.

YPF has commenced a cash tender offer (the “Tender Offer”) for up to US$500,000,000 aggregate principal amount of (i) its 8.500% Class XXXIX notes due July 28, 2025 with an outstanding aggregate principal amount of US$1,131,771,002.00 (the “2025 Notes”); and (ii) its 6.950% Class LIII notes due July 21, 2027, with an outstanding aggregate principal amount of US$809,303,000.00 (the “2027 Notes,” and together with the 2025, the “Notes”), subject to the Acceptance Priority Level (as defined in the offer to purchase dated as of August 29, 2024 (the “Offer to Purchase”)).

The Tender Offer is subject to a number of conditions that are described in detail in the Offer to Purchase.

In this regard, please find attached the press release relating to the Tender Offer announced by the Company.

Sincerely yours,

Margarita Chun

Market Relations Manager

YPF S.A.

YPF Sociedad Anónima Announces Commencement of Tender Offers for up to U.S.$500,000,000

Aggregate Principal Amount of Outstanding Securities of the Series Listed Below, subject to the

Priorities Set Forth Herein

Buenos Aires, August 29, 2024 – YPF Sociedad Anónima (“YPF”) today announced that it has commenced cash tender offers (each a “Tender Offer” and, collectively, the “Tender Offers”) to purchase outstanding securities listed in the table below (the “Securities”) not to exceed U.S.$500,000,000 in the aggregate, excluding any premium and any Accrued Interest (the “Maximum Principal Amount”).

Title of Security	CUSIP and ISIN Numbers	Principal Amount Outstanding	Acceptance Priority Level	Early Tender Consideration(a)	Late Tender Consideration(a)
8.500% Senior Notes due July 2025	CUSIP:984245 AL4 P989MJ BE0 ISIN:US984245AL47 USP989MJBE04	U.S.$1,131,771,002	1	U.S.$1,012.50	U.S.$962.50
6.950% Senior Notes due 2027	CUSIP:984245 AQ3 P989MJ BL4 ISIN:US984245AQ34 USP989MJBL47	U.S.$809,303,000	2	U.S.$971.50	U.S.$921.50

(a)	Per U.S.$1,000 principal amount.

The Tender Offers are subject to the acceptance priority set forth herein and on the other terms and conditions set forth in YPF’s Offer to Purchase dated the date hereof (the “Offer to Purchase”), including the concurrent or earlier consummation of a new notes offering that provides YPF with sufficient funds to meet the obligations of YPF in connection with the Tender Offers. The Offer to Purchase more fully sets forth the terms of the Tender Offers.

The Tender Offers are scheduled to expire at 5:00 p.m., New York City time (6:00 p.m. Buenos Aires time), on Friday, September 27, 2024 unless extended or earlier terminated (such date and time, as it may be extended with respect to the Tender Offers, the “Expiration Date”). To be eligible to receive the applicable Early Tender Consideration indicated in the table above, plus interest accrued on the Securities until the applicable Settlement Date (as defined below) (“Accrued Interest”), you must validly tender your Securities at or prior to 5:00 p.m., New York City time (6:00 p.m. Buenos Aires time) on Thursday, September 12, 2024 (such date and time, as it may be extended with respect to the Tender Offers, the “Early Tender Date”). If you validly tender your Securities after the Early Tender Date, but at or prior to the Expiration Date, you will only be eligible to receive the applicable Late Tender Consideration indicated in the table above (which is less than the applicable Early Tender Consideration), plus Accrued Interest.

Following the Early Tender Date and prior to the Expiration Date, YPF may, but is not required to, accept the Securities validly tendered at or prior to the Early Tender Date (the “Early Settlement Right”); provided that all conditions set forth in the Offer to Purchase have been satisfied or waived by YPF (the date of such acceptance, the “Early Acceptance Date”).

Payment for the Securities that are validly tendered and accepted for purchase pursuant to the Tender Offers will be made on the applicable Settlement Date (as defined below). Securities accepted for purchase on the Early Acceptance Date, if any, will be settled promptly thereafter (the “Early Settlement Date”). It is expected that the Early Settlement Date for the Securities will be on or around Monday, September 16, 2024, the second business day after the Early Tender Date, but which may change without notice. The “Final Settlement Date” is the date on which YPF settle all Securities not previously settled on the Early Settlement Date, if any, which will be promptly following the Expiration Date. It is expected that the Final Settlement Date for the Securities will be on or around Tuesday, October 1, 2024, the second business day after the Expiration Date, but which may change without notice. Each of the Early Settlement Date and the Final Settlement Date is referred to herein as a “Settlement Date.”

Securities validly tendered pursuant to the Tender Offers may be withdrawn prior to or at 5:00 p.m., New York City time (6:00 p.m. Buenos Aires time), on Thursday, September 12, 2024, but not after, unless such deadline is extended by YPF.

If Securities are validly tendered and not validly withdrawn and accepted for purchase in an aggregate principal amount in excess of the Maximum Principal Amount pursuant to the Tender Offers, such tendered Securities will be subject to proration. YPF will prorate the Securities accepted for purchase pursuant to the Tender Offers pursuant to the acceptance priority procedures described in the Offer to Purchase and will accept for purchase validly tendered and not validly withdrawn Securities in the order set forth in the table above, beginning at the lowest numerical value first and with priority to Securities tendered prior to the Early Tender Date. Securities must be tendered on behalf of each beneficial owner due to potential proration. YPF reserves the right, in its sole discretion, subject to applicable law, to increase the Maximum Principal Amount, but there can be no assurance that YPF will do so.

YPF reserves the absolute right to amend, terminate or withdraw any of the Tender Offers in its sole discretion, subject to disclosure and as otherwise required by applicable law. In the event of termination or withdrawal of a Tender Offer, Securities tendered and not accepted for purchase pursuant to such Tender Offer will be promptly returned to the tendering holders.

The complete terms and conditions of the Tender Offers are described in the Offer to Purchase, copies of which may be obtained from Morrow Sodali International LLC, trading as Sodali & Co, the information and tender agent for the Tender Offers by telephone at +1 203 658 9457 (Stamford) or +44 20 4513 6933 (London), in writing at 333 Ludlow Street, South Tower, 5th Floor Stamford, CT 06902, United States, by email toYPF@investor.sodali.com, or are available for download via the website https://projects.sodali.com/YPF.

YPF has engaged BofA Securities, Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Santander US Capital Markets LLC to act as the dealer managers (the “Dealer Managers”) and Balanz Capital Valores S.A.U., Banco Santander Argentina S.A. and Banco de Galicia y Buenos Aires S.A.U., as local dealer managers (the “Local Dealer Managers”) in connection with the Tender Offers. Questions regarding the terms of the Tender Offers may be directed to BofA Securities, Inc. by telephone at +1 (888) 292 0070 (U.S. toll free) or +1 (646) 855-8988 (collect), Citigroup Global Markets Inc. by telephone at +1 (800) 558-3745 (U.S. toll free) or +1 (212) 723-6106 (collect), J.P. Morgan Securities LLC by telephone at +1 (866) 846-2874 (U.S. toll free) or + (212) 834-7279 (collect) and Santander US Capital Markets LLC by telephone at +1 (855) 404 3636 (U.S. toll free) or +1 (212) 940 1442 (collect).

None of YPF, the Dealer Managers, the Local Dealer Managers, the Tender Agent and Information Agent or the trustee for the Securities, or any of their respective affiliates, is making any recommendation as to whether Holders should or should not tender any Securities in response to the Tender Offers or expressing any opinion as to whether the terms of the Tender Offers are fair to any holder. Holders must make their own decision as to whether to tender any of their Securities and, if so, the principal amount of Securities to tender. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Tender Offers.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell the Securities. The Tender Offers are being made solely by means of the Offer to Purchase. The Tender Offers are not being made to holders of Securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on behalf of YPF by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

* * *

Disclaimer

This release may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the United States Securities Exchange Act of 1934, as amended, including those related to the tender for Securities and whether or not YPF will consummate the Tender Offers. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements. These risks and uncertainties include, but are not limited to, general economic, political and business conditions in Argentina and South America, existing and future governmental regulations, fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals. Additional information concerning potential factors that could affect YPF’s financial results is included in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 and its current reports filed with the U.S. Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 29, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer